Deswell Industries, Inc.
17B, Edificio Comercial Rodrigues
599 Avenida da Praia Grande
Macao, Special Administrative Region, PRC
Tel: (853) 322096
Fax: (853) 323265
January 28, 2010
Via EDGAR
Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
Mail Stop 4631
100 F Street, NE
Washington, DC 20549-7010

Re:	Deswell Industries, Inc. (“Deswell” or the “Company”) Form 20-F for the fiscal year ended March 31, 2009 Filed August 14, 2009
Dear Mr. O’Brien:
This is in response your comment letter of January 13, 2010 to the undersigned as Chief Financial Officer of the Company. For the convenience of the staff, each comment is repeated verbatim with the Company’s response immediately following.
Form 20-F for the Fiscal Year Ended March 31, 2009
Note 2 — Summary of Significant Accounting Policies, page F-6
Foreign Currency Translation, page F-8
1.	We note effective January 1, 2009, your subsidiaries changed their functional currencies to the U.S. dollar because you considered the U.S. dollar to be the most appropriate functional currencies of the your subsidiaries. We have the following comments regarding your accounting and disclosures.

•	With reference to salient economic factors set forth in Appendix A of SFAS 52, please provide us a comprehensive analysis regarding the appropriateness of this change.

•	As indicated in paragraph 46 of SFAS 52, if the functional currency of a foreign entity changes from the currency of its country to the currency of its parent company’s country, the translation adjustments that apply to the entity and that have been accumulated in other comprehensive income in prior years should be retained in that account. Nonmonetary assets that the entity owned at the end of the period immediately before

Terence O’Brien
Accounting Branch Chief
January 28, 2010

the change should be translated in subsequent periods at the exchange rate that was current at the end of that period. Please confirm, and revise future filings to clarify, that this is how the company accounted for this change. In this regard, please clarify why as of January 1, 2009, the company re-measured its subsidiaries’ assets and liabilities and expense items which related to non-monetary assets and liabilities to U.S. dollars and recorded the resulting net gain in other comprehensive income.

•	Please confirm, and expand your disclosures in future filings, that subsequent to January 1, 2009 you appropriately applied the remeasurement guidance set forth in paragraph 47 of SFAS 52. Otherwise address the appropriateness of your accounting.

•	In future filings please disclose in Management’s Discussion and Analysis the actual and reasonably likely effects of the change in your functional currency, including its impact on your results of operations, liquidity, and cash flows.
Response:
     Analysis Conducted in Determination to Change Functional Currency
     Through our subsidiaries, we conduct business in two principal operating segments: plastic injection molding and electronic products assembling and metallic parts manufacturing.1
     Sales. We use our two subsidiaries located in Macao for marketing and sales of products and components manufactured from our plastic injection molding operations and products, components and parts manufactured from our electronic products assembling and metallic parts manufacturing operations, respectively. These two Macao subsidiaries function as our sales arms, marketing products to, contracting with, and ultimately selling to, our end customers located throughout the world, principally original equipment manufacturers, or OEMs, and contract manufactures to which OEMs outsource manufacturing. Virtually all of our cash is generated by our Macao subsidiaries’ sales activities and we use that cash to fund and support the operations of our entire enterprise, including our manufacturing operations conducted in the People’s Republic of China.
     Product Supply and Manufacturing. Our Macao sales subsidiaries subcontract all manufacturing activities to our subsidiaries in the PRC. These PRC subsidiaries function as the manufacturers and suppliers of our products (plastics and electronics) based on demand from our OEM customers, furnishing over 95 percent of the products, components and parts sold to our OEM customers through our Macao sales subsidiaries.

[1]	Although our operations are conducted through two operating segments, we disclose financial information for three segments for financial reporting purposes, dividing our electronic products assembling and metallic parts manufacturing into two segments, and report financial information for each of those segments and for our plastic injection molding segment.

Terence O’Brien
Accounting Branch Chief
January 28, 2010

     Catalyst for Change in Functional Currency to US dollars (“US$”). In the fourth quarter of our fiscal year ended March 31, 2009, we experienced a significant increase in the proportion of sales orders from customers in US$. Such increase, which we considered a material change from our historical experience, was the stimulus that caused us to assess whether our then use of Hong Kong dollars (HK$) and Chinese renminbi (RMB) as our functional currencies remained appropriate.
     Criteria Used in Assessment. In making our assessment, we reviewed the salient economic factors set forth in paragraph 42 of the SFAS 52, each as discussed below.
Sales Price and Sales Market Indicators (¶¶42(b), (c)):
     Our markets are worldwide; our sales prices are primarily determined by worldwide competition; and our orders and sales contracts are mostly denominated in the U.S. dollar.
     Our Macao subsidiaries, which function as our sales offices, generate nearly 100 percent of our enterprise’s net sales and provide the cash inflow to support cash outflow for the various members of our operating group. Most of our customers in each of our operating segments are OEMs and contract manufacturers and are based across Asia, North America and Europe. Our local sales volume in the PRC is considered insubstantial. 2
     The majority of our sales of plastic products are contracted for in US$ and the balance in HK$.Specifically, during the year ended March 31, 2009, 72.4% of our sales of plastic products were denominated in US$, up from 54.5% of plastic product sales during the year ended March 31, 2008. Moreover, over 95% of our sales of electronic products are denominated in US$ by our customers.
     Expense Indicators (¶42(d)):
     The key components of expenses for our PRC subsidiaries are material costs, expatriates payroll, local labor costs and local operating expenses. The percentage of total expenses paid in the local currency RMB for the PRC subsidiaries were approximately 49% and 35% during the years ended March 31, 2008 and 2009, respectively. The remaining payments were made mostly in US$ and for material purchases.
Financing Indicators and Cash flow Indicators (¶¶42(a),(e):
     We finance the operations of our PRC manufacturing subsidiaries either through intercompany sales revenue they receive from our Macao sales subsidiaries or, when

[2]	We believe that our reported sales by geographic area, which we determine by reference to the shipping destinations as directed by our customers, do not necessarily reflect the final destinations of our products or the actual nationalities of our customers. For example, product sales in China, which we reported as amounting to 52.8% of our total net sales for the year ended March 31, 2009, were included in our sales that were primarily denominated in US$. However, we believe that these sales were to offshore customers using local China shipping destinations, which in turn, transshipped our products offshore.

Terence O’Brien
Accounting Branch Chief
January 28, 2010

our PRC subsidiaries cannot generate sufficient cash to fund operations, through their receipt of cash injections from their immediate, or the ultimate, parent corporation.
     Our Macao sales subsidiaries operate outside of Mainland China and sell the products manufactured and supplied to them by our PRC subsidiaries, which our Macao subsidiaries market and sell to customers worldwide, primarily generating and receiving US$.
     Subject to applicable PRC regulations, transfers of funds by our PRC subsidiaries in excess of amounts required to fund their operations can be made to their immediate offshore parent entities in our enterprise as dividend distributions. Offshore sales generated by our Macao sales subsidiaries in excess of the amounts necessary to fund our enterprise’s operations are also transferred to the ultimate parent as dividend distributions.
     Thus, the cash flows related to the individual assets and liabilities of our PRC subsidiaries and of our Macao subsidiaries impacted directly on the cash flows of Deswell, the ultimate parent.
     Intercompany transactions and arrangement Indicators (¶42(f)):
     As indicated above, there is a high volume of intercompany transactions and there is an extensive interrelationship among the operations of our Macao and PRC subsidiaries and us.
     Conclusion to Change Our Functional Currency. Having reviewed the above economic factors individually and collectively, and giving what our management believes is the appropriate weight to, among other things
•	the increases in, and predominance of, US$ denominated sales;

•	our reliance on US$ sales generated by our Macao sales subsidiaries to fund the PRC operations and the transfers of excess funds as dividend payments to the ultimate parent; and

•	albeit of less influence, the lower percentage of total costs and expenses in RMB for the PRC operations.
our management concluded that the currency of the primary economic environment in which we operate is the US$ and that the US$ is the most appropriate to use as our functional currency.
Our Accounting for the January 1, 2009 Change in Functional Currency; Future Filings
     In accordance with your request, we hereby confirm that, as indicated in paragraph 46 of SFAS 52:
•	the translation adjustments that applied to the Company, and that have been accumulated in other comprehensive income until December 31, 2008, have been retained in that account; and

Terence O’Brien
Accounting Branch Chief
January 28, 2010

•	nonmonetary assets that Deswell owned at December 31, 2008, the end of the period immediately before the change, were translated in subsequent periods at the exchange rate that was current at the end of that period.
     We regret the confusion caused by the language in the last two sentences of the fourth paragraph of Foreign Currencies Translation under Note 2 — Summary of Significant Accounting Policies of the Notes to our Consolidated Financial Statements and that we did not state clearly in the Notes that we accounted for the change in functional currency as indicated in the bullets immediately above. We will revise future filings to clarify that we accounted for the January 1, 2009 change in functional currency as indicated in the bullets immediately above.
Our Post-Change Accounting; Future Filings
     In accordance with your request, we hereby confirm that after January 1, 2009, we followed and applied the remeasurement guidance set forth in paragraph 47 of SFAS 52. We will expand our disclosures in future filings to so indicate.
MD&A — Future Filings
     In accordance with your request, we will disclose in Management’s Discussion and Analysis of future filings the actual and reasonably likely effects of the change in our functional currency, including its impact on the results of our operations, liquidity and cash flows.
Item 6. Directors, Senior Management and Employees, page 36
2.	In future filings, if shares remain available for future issuance under your 1995 Stock Option Plan, please file or incorporate by reference this plan as an exhibit to your Form 20-F. Please refer to Instruction 4(c) as to exhibits on Form 20-F.
Response:
We did not file or incorporate by reference our 1995 Stock Option Plan as an Exhibit to our fiscal 2009 Form 20-F because no shares remained available at March 31, 2009 for future issuance under that Plan.
Item 7. Major Shareholders and Related Party Transactions, page 39
3.	We note from the beneficial ownership tables on pages 39 and 40 that different ownership percentages are attributed to Richard Pui Hon Lau as of June 30, 2009. Please explain to us the reason for this apparent inconsistency and, in future filings, please ensure that your beneficial ownership tables are consistent. Please refer to Item 7.A of Form 20-F.
Response:
The reason for the percentage difference for Mr. Lau in the two tables on pages 39 and 40 is that in preparing the table under the heading “Change in the Percentage Ownership Held by Major Shareholders” on page 40, we did not include options granted to Mr. Lau to purchase 369,500 shares, whereas in the table under the heading “Major

Terence O’Brien
Accounting Branch Chief
January 28, 2010

Shareholders” on page 39, we included such options in calculating Mr. Lau’s percentage ownership.
In preparing the table on page 39, we read Item 6. H of Form 20-F as requiring the requisite table to include shares underlying options because Item 6. H(1) of Form 20-F expressly mentions options.
However, Item 7 of Form 20-F does not mention options. Accordingly, in preparing the table on page 40, we read Item 7 as requiring a two-step process: (1) a threshold determination of who to include in the table by using the beneficial ownership standard (which includes options), and once such five percent or greater shareholders were determined, (2) disclosure of percentage ownership information for such shareholders without regard to their ownership of options.
Evidently, because of your comment on these tables, it is the Staff’s view that such tables should be consistent, which we take to mean that both should provide the required disclosure using the beneficial ownership standard. In future filings, we will prepare the tables accordingly.
Item 10. Additional Information, page 42
4.	In future filings, please provide the disclosure regarding “documents on display” as required by Item 10.H of Form 20-F.
Response:
Your comment is noted and in future filings, we will add the “documents on display” disclosures specified in Item 10. H. of Form 20-F.
Item 15. Controls and Procedures, page 50 Disclosure Controls and Procedures, page 50
5.	In future filings, please revise your discussion under this heading to reflect that the evaluation of your disclosure controls and procedures is required by paragraph (b) of Rule 13a-15 and 15d-15 of the Exchange Act
Response:
Your comment is noted and in future filings, we will refer to paragraph (b) of Rule 13a-15 and 15d-15 of the Exchange Act in Item 15 C. Thank you for drawing the typographical error to our attention.
* * * *
In connection with responding to your comments, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Terence O’Brien
Accounting Branch Chief
January 28, 2010

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * *
If you have any further comments or questions, please do not hesitate to contact the undersigned.

Sincerely, DESWELL INDUSTRIES, INC.
By:	/s/ Betty Lam
Betty Lam
Chief Financial Officer

cc:	Ms. Tracey McKoy
	Ms. Jeanne Baker	c/o Tracey McKoy
	Hagen Ganem, Esq.	via fax: (703) 813-6968
Dieter King, Esq.

	Mark A. Klein, Esq.	via email: mark.klein@klgates.com